Mail Stop 4561

October 31, 2007

Karen Maidment
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

> **RE: Bank of Montreal**
> **Form 40-F for the Fiscal Year Ended October 31, 2006**
> **Filed December 28, 2006**
> **File No. 1-13354**

Dear Ms. Maidment,

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your 6-K filed on May 17, 2007, you disclose that you will restate your first quarter of fiscal year 2007 financial results and record a charge in the second quarter of fiscal year 2007 related to commodity trading losses. You also disclose that these losses did not have a material impact on periods prior to the first quarter of 2007. Please provide us your materiality analysis of the impact of these trading losses on periods prior to fiscal year 2007 and tell us how you determined that the effect was not material.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Michael Volley, Senior Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief